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13014962

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DEFcom Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6817 Deloache Ave
(No. and Street)

Dallas | Texas | 75225
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Travis Wolff, LLP

(Name – *if individual, state last, first, middle name*)

15950 N. Dallas Parkway, Suite 600 | **Dallas** | **Texas** | **75248**
(Address) | (City) | (State) | (Zip Code)

SEC
Mail Processing
Section
MAR 04 2013
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cw

OATH OR AFFIRMATION

I, Douglas Ferber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _______________, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/CCO

Title

Notary Public

DEBORAH CATHERINE HARRIS
Notary Public, State of Texas
My Commission Expires
August 29, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEFcom Advisors, LLC

Financial Statements
with
Supplemental Information
and
Independent Auditors' Report

Year Ended December 31, 2012

DEFcom Advisors, LLC

Table of Contents

TravisWolff
Independent Advisors & Accountants

15950 N. Dallas Parkway, Suite 600
Dallas, Texas 75248
t 972.661.1843 f 972.490.4120

INDEPENDENT AUDITORS' REPORT

To the Managing Member
DEFcom Advisors, LLC
Dallas, Texas

Report on the Financial Statements

We have audited the accompanying statement of financial condition of DEFcom Advisors, LLC (the Company) as of December 31, 2012, and the related statement of income and changes in member's capital, and cash flows for the year then ended.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of DEFcom Advisors, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the basic financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Travis Wolff, LLP

Certified Public Accountants
February 25, 2013
Dallas, Texas

DEFcom Advisors, LLC

Statement of Financial Condition
December 31, 2012

ASSETS		
Current assets:		
Cash and cash equivalents	$	102,539
Accounts receivable		10,725
Prepaid expenses		660
	$	113,924
LIABILITIES AND MEMBER'S CAPITAL		
Current liabilities:		
Accounts payable	$	281
Commitments and contingencies (Note 2)		
Member's capital		113,643
	$	113,924

See accompanying notes to financial statements.

DEFcom Advisors, LLC

Statement of Income and Changes in Members' Capital
Year Ended December 31, 2012

Revenues:		
Commission revenue	$	136,450
Other revenue		14,876
		151,326
Operating expenses:		
General and administrative expenses		11,456
Professional expenses		13,483
Dues and subscription expense		5,321
Regulatroy expenses		3,880
Commission expenses		3,000
Insurance expense		576
		37,716
Net income	$	113,610
Member's capital, beginning balance		25,033
Capital contributions		5,000
Capital distributions		(30,000)
Member's capital, ending balance	$	113,643

See accompanying notes to financial statements.

DEFcom Advisors, LLC

Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities		
Net income	$	113,610
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(10,653)
Prepaid expenses		(660)
Accounts payable		281
Net cash provided by operating activities		102,578
Cash flows used in financing activities		
Contribution from member		5,000
Distribution to member		(30,000)
Increase in cash and cash equivalents		77,578
Cash and cash equivalents, beginning of year		24,961
Cash and cash equivalents, end of year	$	102,539

See accompanying notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

DEFcom Advisors, LLC, a Texas Limited Liability Company formed in 2011, (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). Substantially all of the Company's business is conducted with customers located in the United States.

In preparing the accompanying financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2012, through the date the financial statements were available to be issued, February 25, 2013.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Cash equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly-liquid investments with maturities of less than ninety days when purchased.

Accounts receivable
The Company had $10,725 of non-interest bearing receivables from its customers for the year ended December 31, 2012. Management evaluates a customer's credit risk prior to extending credit and does not require collateral. Management evaluates the need for an allowance for uncollectible accounts receivable based on anticipated write offs and current past due amounts. Management writes off receivables when all attempts to collect, including legal action, have proved ineffective. There were no receivables written off for the year ended December 31, 2012, and management determined that no allowance was required.

Commission revenue
Commission revenue results primarily from raising capital and financial advisory services surrounding mergers and acquisitions for privately owned companies and divisions of public companies. Such commissions are recognized as projects are completed or as revenue is earned.

Other revenue
Other revenue results primarily from performing appraisal services for privately owned companies and divisions of public companies. Such fees are recognized as projects are completed or as revenue is earned.

Note 1 - Nature of Business and Summary of Significant Accounting Policies - (Continued)

Income taxes

The Company has elected to be treated as a Partnership under the Internal Revenue Code. The member is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

At December 31, 2012, there were no uncertain tax positions. Interest and penalties related to uncertain tax positions are recognized in income tax expense. As of December 31, 2012, no interest or penalties related to uncertain tax positions had been accrued.

Concentration of credit risk and significant customers

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk on cash.

For the year ended December 31, 2012, two customers accounted for 43% and 41% of revenues, respectively.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements and Contingencies

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of $102,258, and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2012. The Securities and Exchange Commission permits a ratio of not greater than 15 to 1.

Note 3 - Information Relating to Possession or Controls Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

SUPPLEMENTAL INFORMATION

DEFcom Advisors, LLC

Schedule I
Computations of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Year Ended December 31, 2012

Net capital		
Total members' capital	$	113,643
Less nonallowable assets		11,385
Net capital	$	102,258
Aggregate indebtedness		
Aggregate indebtedness liabilities	$	281
Computations of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	19
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	97,258
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$	96,258
Percentage of aggregate indebtedness to net capital		0.27%

Note: The above computations do not differ materially from the computations of net capital under Rule 15c3-1 filed by the Company with the Financial Industry Regulatory Authority as of December 31, 2012.

See independent auditors' report.

DEFcom Avisors, LLC

Schedule II
Computation of Determination of Reserve
Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

TravisWolff
Independent Advisors & Accountants

15950 N. Dallas Parkway, Suite 600
Dallas, Texas 75248
t 972.661.1843 f 972.490.4120

REPORT ON INTERNAL CONTROL

To the Managing Member
DEFcom Advisors, LLC
Dallas, Texas

In planning and performing our audits of the financial statements of DEFcom Advisors, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchanges Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Travis Wolff, LLP

Certified Public Accountants
February 25, 2013
Dallas, Texas